Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Set forth below is a transcript of the discussion between Jason Wilk, CEO of Dave, Inc. (“Dave”), Kyle Beilman, CFO of Dave, and Joseph Vafi, Analyst, Canaccord Genuity Group Inc., at the Canaccord Genuity 41st Annual Growth Conference on August 11, 2021. VPC Impact Acquisition Holdings III, Inc. (“VPCC”) is filing the below in connection with the proposed business combination between VPCC and Dave.

Company Name: Dave, Inc. (DAVEP)

Event: Canaccord Genuity 41st Annual Growth Conference

Date: August 11, 2021

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

All right, everyone, we’re continuing on with our FinTech track here at the Canaccord Growth Conference. I’m Joe Vafi, Senior FinTech Equity Research Analyst. And so we are very happy to have with us up next, Jason Wilk, CEO and Co-Founder; and Kyle Beilman, CFO of Dave. Dave is a neobank, but in my view, one it’s highly differentiated in its go-to-market strategy, its tip of the spear, strategy is to focus on the very large and problem in the current banking environment of overdraft fees, and providing overdraft protection. We think, focusing on this strategy is providing to company some attractive customer acquisition, cost strategies and ways to grow in perhaps ways that are different than perhaps other FinTechs and personal finance are doing. The company announced its intention to come public in June via SPAC transaction, which at the time of announcement was valuing the company at around $4 billion.

So, thanks for being with us here today, Jason and Kyle, and congrats on all the success so far at Dave. Could you tell us just to start a little bit more about the Dave story, how it got started, and what the company is providing as it’s kind of key value proposition here in the world of personal finance?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah. Hey, Joseph, great to be here, and thanks for having us. So, we started out the company focusing on the pain point of overdraft, recognize that we came onto the scene in 2017. The major banks in this country were charging $34 per access to as little as $5 of overdraft. And we looked at the neobank competition that was not allowing for overdraft at all. Both of those situations were leaving people in a very difficult spot. And if you look at our target market of 150 million people who are financially vulnerable, and cannot afford a $400 emergency, getting access to those overdraft bonds was actually a critical component. And I think that was the big opportunity that we saw on market.

So, our first product at Dave was allowing customers the same day they join, download app, connect their existing bank account, and we can use that data to instantly approve somebody for $100 of what we’re calling our extra cash, credit profit. And that micro credit, no interest was that great displacement for overdraft fees and overdraft protection for our customers, and allowed us to scale the company quickly and acquire a ton of customers at a very efficient CAC. Our goal from here on out is to really become a financial platform or a financial lifestyle app for this up and coming American Alliance and use this extra cash product as our foothold into getting the customer in the door. And we find that somebody who is in need of overdraft help also is having challenges with our banking product. And so we now Dave banking, of which we have about a million and a half customers that have been crossed into that.

We have an insights product that helps people plan for upcoming bills, which we charge $1 a month for which is a highly attached product. And then we launched another product called Side Hustle, to help our members actually earn more money by applying for work at places like Uber, Lyft or Instacart. And so we’ll continue to tack on these additional products that are helping serve our customers with either better access to products or much better prices.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

That’s a really insightful strategy. And I think just one more on that tip of the spear on overdraft and, what have you seen in customer acquisition costs to the extent you can talk about it versus kind of anecdotally what you see out there perhaps industry-wide?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

What’s interesting, we think the market is so big. We’ve been able to sustainably grow our business with very modest increases in CAC over the last 24 months. We think that there’s just so many people that need help in this country again, going back about 150 million person TAM that we’re – we’ve been able to scale the business and be able to do so efficiently. But we’re looking forward to becoming a public company and having more marketing capital to put to work. Dave built this business and got to this many customers with only $60 million of venture capital raised to date. And compared to our competition that has raised north of several billion dollars. We think that we’ve found a pretty unique model that we’re excited to put more money to work on.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

No, definitely sounds like it. And now you’re expanding the product side a little bit more from there, could you discuss the expansion of the product set?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah, without getting into too much detail, I mean, again, we view ourselves as becoming that, that financial hub for our customers. And so next in line for us is a savings product, which for – which we’re quite excited about. We think that everything we do in financial services. We can put our own unique Dave spin on it. And hope to do so in a more innovative and cost effective way to improve our customers’ financial health. So that’s next on the roadmap for us.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Okay. And then maybe we talk a little bit about your financial model, I mean, you’re not really charging some of the fees, obviously, that traditional banks charge, which I think is probably, really attractive for your customers. And I think you’re doing – you’re doing a subscription fee and then obviously, if there’s a card issue, there’ll be interchange and I also think you provide the ability to tip as a way to – for your customers to pay for services. Could you go into the philosophy of what you’re charging for and what you’re not charging for and why that is?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

But I think it’s first important to note that, compared to the legacy banks who have a significant cost structures associated with their business from the tens of thousands of bank branches, tens of thousands of developers and need to run these legacy, that is in legacy infrastructure, Dave is able to effectively build this business as a software and data driven approach with far less than a cost basis. We’ve built this whole company with less than 200 employees, which is, probably less than – less the amount of employees at a handful of bank branches in LA or New York City.

And we’ve gotten to 10 million customers, which is pretty staggering. I think, most importantly, they’ll because we have that low cost structure. And because we’re able to use technology to better serve our consumers, we can drive a profitable model at a fraction of the cost that the big banks are able to charge. And so we’ve been able to build a great business with a highly diversified revenue stream of a $1 a month subscription for our financial insights product, which helps members understand what bills and expenses they have coming up before they get paid next. On our extra cash product, we monetize that in two ways, one with an optional opportunity. So that customers payout I think is fair. And the reason we love that model is because we are helping our members avoid $34 overdraft fees or punitive payday loans or high credit card interest rates. And so when it comes time to ask them what, they think is fair to pay for that product that week, when they use it, we find that to be a pretty compelling offer for the members.

We also feel like it’s quite a durable revenue stream as compared to the big banks as we don’t think that, whatever tip their bank. And so that’s been an important thing we’ve tried to stick by. Similar to the peer-to-peer payment apps, when someone wants access to export their extra cash, instantly, we have a processing fee for that for members that want to have their funds, accessed instantly. We obviously have interchanged with a banking product out of network ATM. And we also make referral fees from our Side Hustle product, when customers apply for work at one of the app providers.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

That’s great. I mean, it’s interesting to look at the revenue model through the lens of the cost model for freight and without a ton of legacy costs, gives you a lot of flexibility, and an innovative ways to look at the revenue model, right? You don’t have to first cover all those costs. So that’s pretty cool.

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah. That’s part of it, additionally, as you look at this hub, financial hub model, the more products we rollout and have such a high attach rate means that we don’t have any additional CAC for those products, which we think gives us a pretty significant leg up. When we get into new product categories, we can do so at a better price, because we don’t have that that heavy marketing cost associated with bringing on new customers. We have a big – we have a big pool of customers who already to draw from.

<<Kyle Beilman, Chief Financial Officer>>

I think a just a sort of add to that point. I think the interesting thing is with the rollout of our banking product, I think is a great example of that. So, we bring people in the door with our suite of services as Jason touched on with the extra cash, the insights and the Side Hustle product for, call it $15 to $20 from what we’ve seen with the people who attached it today banking and specifically direct deposit, as an LTV profile of call it $350 to $400 based on what we’ve observed. And so if you think about what we’d be willing to pay for that user versus what we are paying, there’s gives us a lot of flexibility, and how we can incentivize people or provide unique and compelling rewards to drive that level of engagement, because we are starting with such a lower cost entry point into the customer relationship.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

I tend to agree, I think, getting that direct deposit is kind of one of the holy grails and personal finance platforms, if you can get that. If you get the direct deposit, then you’re going to get the interchange, because that debit cards go into the top of the wallet, that’s just kind of the way it is, because no one’s going to transfer their money around. Maybe just talk about Side Hustle a little bit, because, it’s really interesting, what we see, a lot of FinTechs, personal finance, or even in the business world are kind of leveraging the customer base to create a pseudo marketplace, this isn’t your marketplace, but it is a marketplace that your customer go to, and you can benefit from them from you being the distribution channel. So, how is the Side Hustle business going? It feels like it could be a really cool differentiator for Dave?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah, absolutely. We find that Side Hustle is a great draw for our members. It’s something that we really felt strongly about, it’s not a massive revenue generator for the company, and certainly could be in a future state as we as we expand the product. But we find it to be a great tool for an engagement that helps our customers financial health. To date, our members have applied for over 4 million jobs and over $200 million have been earned in income, which we can see from going into the Dave bank accounts or external bank accounts, which is really cool to see.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Yeah, I mean, I know there’s a scarcity of Rideshare drivers out there and other things these days. So, I think I’m sure a lot of those gig economy companies that are partnering with you over and try to help much appreciated too.

<<Kyle Beilman, Chief Financial Officer>>

Yeah, absolutely. And there’s certainly a need for more drivers and more workers across the gig economy. And we are as a central resource for that with how many applications we are generating for them.

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

I think there – analyze the opportunity. I mean the sort of lead gen or affiliate revenue that we get from those partners is nice. But I think ultimately, the major opportunity there is to have that via go-to-market channel for us as well, right, where we can work with those partners to offer our suite of products to their, drivers or workers and create a more proprietary distribution channels for our products and have kind of a mutual benefit, mutually beneficial relationship with them. Yeah, where we can get sort of new growth channels establish coming into Dave.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

That’s great. Do you think that’s, is that something that you’re working on now? Or is it on the drawing board? Or how should we think about that?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

I would put that on the sort of drawing board of ideas in the hopper and things that we’re really interested in? How can we sort of lean into the macro theme around gigs, specifically, and the kind of the tools that we offer to those into that segment of the workforce? Because I think there’s a unique set of challenges that those folks are facing with respect to financial services. And I think there’s a real opportunity to service them in a unique and compelling way that, there’s kind of avoid in the market for currently.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, sure. Kind of switching gears going back to some of your financial metrics, you’ve been around for a little while, and you probably have some different cohort growth at this point. Over, your different years of your cohort growth, so if you could share some of those metrics with us.

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

In terms of like the cohort growth or just some of…

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Monetization, I guess, of the cohorts?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah, I mean what I would say is, first of all, we’ve, been around for several years. We have a lot of data on cohort performance, specifically with respect to the services side of the business. We’re bringing people in for our, overdraft and extra cash products. Historically we’ve seen our kind of 12 month retention rates in and around 70% for those products of maintaining their accounts with Dave. We’ve issued the product, as of the time of announcement of the merger about 35 million times. So tons of underlying performance data there that’s driving our forecasts from a very bottoms up cohort view. As you’ll see in our materials, we have about and this again, kind of with respect to the legacy business, about a $40 ARPU for in the first 12 months for an existing customer.

And, we see pretty high degrees of retention once those sort of cohorts stabilized thereafter. So kind of back to my earlier point around bringing people in the door at a $15 to $20 CAC, when we have, a very nice LTV return profile, even before we get someone down the funnel into banking, and specifically direct deposit, which is all sort of additive to our growth model. But the business sort of even before we get there is – there’s a very profitable growth model in place with, short paybacks and high CAC, LTV ratios.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, that kind of bags the next question of, thinking about profitability versus further growth with, a real attractive LTV to CAC. How important is profitability versus growth in the way you’re thinking about the business?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

I’d say, from a P&L perspective, we’re certainly not solving for net income profitability at this point. How we think about profitability is the return profile, the investments that we’re making and customer acquisition. And so, I think the goal for us is to spend as much money as possible on marketing while preserving a healthy return profile on those investments is how we go about managing the business and our view on capital allocation.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, fair enough. What about your loan book? I mean, your very short duration, I would imagine, and how – we should look at kind of the risk of your loan book versus other kind of loan books out there, more or less?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah, I mean, like I said, first of all, we have tons of data on performance, just given the short duration of the product and the velocity of the book. So that allows us to, consistently modulate risk. And, just for more context and how we manage that business is where, very comfortable with a, low – very low single-digit loss rate, which is what we’ve seen historically on the book, and thinking about how we can, maximize our approval rates by, our investments in machine learning and just risk management in general.

So that’s where a lot of the innovation for us has come from over the last couple of years is really driving that approval rate. And we’re now north of 90% for people who come in and want to interact with our product. And we can do so like I said, at the very low single-digit loss rates, and I think you can see the outcome of that, in our gross margin, which is, for last year was north of 60%.

In terms of like the funding aspects of it, just given the small dollar nature of the product as well as the velocity it’s very capitalize in terms of balance sheet, capacity needed to operate it. I mean, just for more context on that, up until we put in a credit facility with Victory Park in January, we funded the entire book to date with the equity capital that we had raised, which is only $62 million. And we did north of a $1 billion of originations of extra cash last year. So, I think that just kind of highlights the, capitalize nature of the product.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, fair enough. And I guess you kind of found the sweet spot of, these initial loans; it doesn’t really need to be bigger, initial amounts at this point?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Yeah, that’s right. I mean, I think, we’re really solving for the issue of overdraft. And so we’re trying to be mindful of, the nature of the problem that we’re solving and the dollar amount that is required to kind of alleviate that pain point, I think if we were to go up into, significantly higher amounts of the for – kind of a different product category. So that’s not something that we’re really focused on right now.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, fair enough. And then, you will be a public company in the near future here. And how do you feel, I mean, because the company has been incredibly capital efficient in its growth so far, really impressive, great growth without spending a ton of money and not doing, I don’t think you’ve done any M&A. Have you done any M&A so far at this point?

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

No, we’ve looked at a few things. I think it is something that we’re, very interested in think that there is, significant opportunities for us to drive some consolidation in the space accelerate our product roadmap with some, really unique and compelling businesses out there that may not be as attractive on a standalone basis, but really fit in with our ecosystem. I think that is one of the unique aspects of our kind of platform approach. We’re not hiding everything behind direct deposit; you can come in and interact with Dave in a number of ways. And that’s how we kind of think about the M&A equation is there. Products and services that we can bolt-on to our platform that allow us to go-to-market in a new way, another door into Dave, if you will, or you can sort of focus on building trust and loyalty with that user, and a pretty low CAC and capital efficient way and focus on sort of deepening that level of engagement relationship with the customer over time. So it’s certainly something that we’re looking at pretty closely.

But in terms of, just investing organically in the business based on what we’ve seen with our Dave banking product to date, and the monetization aspects of it, we’re excited to, put that capital to work and think we can, grow the product and get in the hands of many more millions of customers, but also preserve in our return profile on those investments, even on higher levels of spend. And we’re not naïve to think that tax is going to stay flat. But like I said, based on what we’ve seen today, we’re comfortable, ramping up our investments significantly, while also preserving those our return profile there.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Great. We are out of time, but what else should we be looking for, that we didn’t discuss today from Dave over the next year or so?

<<Kyle Beilman, Chief Financial Officer>>

I think just further reiterate our excitement to become a public company the opportunity that’s going to bring a market wanting to get the best talent, there’s certainly a war for [indiscernible] (0:21:50) there. And I think having that public currency is going to give us a leg up. Certainly having a public equity firm, for things like M&A are going to be meaningful for us, the deals like Square Afterpay won’t be happening in the private markets. And so we think there’s still meaningful opportunity out there for us, given our platform approach to be that financial hub that lends itself very well to that M&A potential. And then last is the brand, trust with the consumers that, they will be Dave stock ticker we think will bring some meaningful trust factor, when we’re trying to win direct deposit.

<<Joseph Vafi, Analyst, Canaccord Genuity Group Inc.>>

Sure, absolutely. That’s great. Thanks for the update on Dave. It sounds like a, really, really, compelling growth opportunity here over the next few years. And so thanks for sharing some of your story with us here today. And, we will be paying attention to Dave here moving forward. Thanks, guys.

<<Jason Wilk, Co-Founder and Chief Executive Officer>>

Thank you, Joseph.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by VPCC with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about VPCC, Dave, and the proposed business combination. Such persons can also read VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), for a description of the security holdings of VPCC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’ secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of VPCC’s directors and executive officers in VPCC’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and VPCC’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021 filed with the SEC on August 13, 2021 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Proposed Business Combination. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.